Chaia Mount Vernon
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	13,325.21
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1201 · Credit Card Receivable	1,203.24
1250 · 3PM Receivables	3,976.79
1255 · ERTC Receivable	-23,759.51
1300 · Inventory Asset	7,422.60
1300 · Inventory Asset:1303 · Beer Inventory	-76.61
1300 · Inventory Asset:1304 · Wine Inventory	-342.50
1300 · Inventory Asset:1305 · Liquor Inventory	-439.18
1300 · Inventory Asset:1306 · Food Inventory	-933.30
1300 · Inventory Asset:1307 · NA Bev Inventory	-541.28
1300 · Inventory Asset:1309 · Packaging	-2,687.24
1400 · Prepaid Expenses:1401 · Prepaid ABRA	-268.78
1400 · Prepaid Expenses:1410 · Prepaid Insurance	-8,090.60
1400 · Prepaid Expenses:1420 · Prepaid Marketing/Advertising	-537.00
2000 · Accounts Payable (A/P)	-173,097.27
2100 · AmEx Credit Card (-61000)	-23,169.49
2150 · CapOne Spark Credit Card (1586)	-25,854.52
2250 · Insurance payable	8,407.00
2300 · Sales Tax Payable	1,268.13
2400 · Payroll Liabilites:2410 · Payroll Accruals:2411 · Accrued Wages	-1,470.17
2400 · Payroll Liabilites:2410 · Payroll Accruals:2412 · Accrued Payroll Taxes	-242.64
2400 · Payroll Liabilites:2420 · Tips Payable	-249.50
2510 · Deferred Rent	13,044.22
2600 · Gift cards	8,508.88
2703 · Due to/from Chaia Georgetown	34,343.83
2704 · Due to/from Chaia LLC	-483,585.92
2750 · Loan from Intuit	-14,050.16
Net cash provided by Operating Activities	-667,895.77
INVESTING ACTIVITIES	
1500 · Fixed Assets:1520 · Equipment	-3,607.78
1500 · Fixed Assets:1599 · Accumulated Depreciation	106,751.00
1899 · Accumulated Amortization	6,294.00
Net cash provided by Investing Activities	109,437.22
FINANCING ACTIVITIES	
2760 · SBA Loan	150,000.00
2810 · M&T Loan	-28,462.44
2820 · Loan Payable - Navitas (Toast)	-5,058.24
2825 · Navitas Loan- Toast Kiosk	2,497.70
2830 · Sales Tax Payable Pmt Plan	-23,730.16
32000 · Retained Earnings	483,585.92
Net cash provided by Financing Activities	578,832.78
Net cash increase for period	20,374.23
Cash at beginning of period	2,491.66
Cash at end of period	**22,865.89**